SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                   Report of Foreign Private Issuer


               Pursuant to Rule 13a-16 or 15d-16 under
                 the Securities Exchange Act of 1934

                   For the month of November, 2009

                    Commission File Number 1-14948

                       Toyota Motor Corporation
                       ------------------------
           (Translation of Registrant's Name Into English)

                     1, Toyota-cho, Toyota City,
                     ---------------------------
                      Aichi Prefecture 471-8571,
                      --------------------------
                                Japan
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               (Address of Principal Executive Offices)


      Indicate by check mark whether the  registrant  files or will file annual
reports  under  cover of Form 20-F or Form 40-F.  Form 20-F  X   Form 40-F
                                                            ---            ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ---



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Materials Contained in this Report:


I. English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on November 5, 2009, with respect to the registrant's results of operations for the second quarter of FY2010, ended September 30, 2009.

     (1)  FY2010 Second Quarter Financial Summary

     (2) Supplemental Material for Financial Results for FY2010 Second Quarter (Consolidated)

     (3) Supplemental Material for Financial Results for FY2010 Second Quarter (Unconsolidated)

II.  English translation of the Notice Concerning Distribution of
     Interim Dividends from Surplus, as filed by the registrant with the Tokyo Stock Exchange on November 5, 2009.

III. English translation of the Notice Concerning the Difference between the Forecasts and the Semi-Annual Actual Financial
     Results for FY2010 and Amendments to the Forecasts of Actual
     Financial Results for FY2010, as filed by the registrant with the Tokyo Stock Exchange on November 5, 2009.

IV. English translation of the Notice Concerning Valuation Losses on Securities at the End of the Second Quarter of FY2010
     (Unconsolidated), as filed by the registrant with the Tokyo Stock Exchange on November 5, 2009.

                              SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  Toyota Motor Corporation



                                  By: /s/ Takuo Sasaki
                                      ---------------------
                                      Name:    Takuo Sasaki
                                      Title:   Managing Officer




Date:  November 5, 2009